YORKVILLE INTERNATIONAL CAPITAL CORP.

1012 Springfield Avenue

Mountainside, NJ 07092

June 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Benjamin Holt

Re:	Yorkville International Capital Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2026, File No. 333-295912

Dear Benjamin Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yorkville International Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on June 11, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Kevin McGurn
Kevin McGurn
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP